UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38430

Meta Data Limited

PO Box 258, 18 Forum Lane, Grand Cayman, Cayman Islands KY1-1104

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

META DATA LIMITED - NOTICE OF APPOINTMENT OF JOINT OFFICIAL LIQUIDATORS

Grand Cayman, Cayman Islands, Aug. 19, 2024 (GLOBE NEWSWIRE) -- Meta Data Limited (Previously known as OneSmart International Education Group Limited (精銳國際教育集團有限公司) (In Official Liquidation) (the “Company”), with New York Stock Exchange trading symbol “AIU”, has been placed into Official Liquidation in the Cayman Islands.

By order of the Grand Court of the Cayman Islands, made on 7 August 2024, the Company, with registration number 320611, whose registered office was situated at Ugland House, Grand Cayman, KY1-1104, Cayman Islands, was ordered to be wound up in accordance with the Cayman Islands Companies Act.

Mr. Simon Richard Conway of PwC Corporate Finance & Recovery (Cayman) Limited, P.O. Box 258, 18 Forum Lane, Camana Bay, P.O. Box 258 Grand Cayman, Cayman Islands, KY1-1104, together with Mr. Yat Kit Jong and Ka Yee Annette Lee of PricewaterhouseCoopers Limited, 20/F Prince’s Building, Central, Hong Kong have been appointed as Joint Official Liquidators of the Company. Subsequently, the registered office of the Company has been changed to PO Box 258, 18 Forum Lane, Grand Cayman KY1-1104.

Trading of the shares in the Company has been halted by the NYSE as of 13 August 2024, following receipt of notice of the appointment of the Joint Official Liquidators and it should be noted that, pursuant to section 99 of the Cayman Islands Companies Act 2022 and Order 19, Rule 4 of the Cayman Islands Companies Winding Up Rules 2018, acquisitions and disposals of the shares in a company subject to a winding up order are only permissible subject to the provision of a validation order from the Cayman Islands Court, on request of a company’s liquidators.

Consequently, by virtue of the Joint Official Liquidators’ appointment, no acquisition or disposal of the Company’s shares on the NYSE, from 7 August 2024 will be considered valid, unless otherwise agreed to by the Joint Official Liquidators and subsequently, sanctioned by Cayman Islands Court.

The Joint Official Liquidators advise that they are in the process of investigating the Company’s financial position and are not presently able to comment on its future prospects.

Further disclosures will be made in due course; however, it should be noted that the liquidation of the Company represents a formal insolvency process and that, pursuant to Cayman Islands law, ordinary equity holders rank behind unsecured creditors in the statutory priority of payments, in the event that distributable assets are recovered.

Contact for enquiries: +1 345 914 8743

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By :	/s/ Simon Conway
Name:	Simon Conway
Title :	Joint Official Liquidator – signing for and on behalf of the Company as agent and without personal liability

Date: August 19, 2024

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